

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Ms. Emily Tong
Chairwoman of the Board of Directors
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

> **Re:     DT Asia Investments Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2014**
> **File No. 333-197187**

Dear Ms. Tong:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors and Executive Officers, page 87

1.      We note your response to comment 10 in our letter dated July 28, 2014.  We also note your disclosure on page 89 that Mr. Hai Wang currently serves as Executive Director of Top (HK) Investment & Development Ltd.  Please revise to clarify Mr. Wang's principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on.  Refer to Item 401(e)(1) of Regulation S-K.

Undertakings, page II-3

2.      Please include the undertakings required by Item 512(a)(1) and (3) of Regulation S-K or advise us why such undertakings are not required.

Exhibits

3.      It appears that the form of legal opinion filed as Exhibit 5.1 should also cover the 690,000 ordinary shares underlying the rights included as part of the units.  Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.  Please revise accordingly.

4.      We note that the form of legal opinion filed as Exhibit 5.2 refers to warrants that entitle the holder to purchase one ordinary share.  However, it appears that you are registering warrants that entitle the holder to purchase one half of one ordinary share.  Please reconcile.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:     Via E-mail
       Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP